Exhibit 99.1

PRF Technologies and Dotz Nano Sign Term Sheet for Strategic Collaboration to Expand

AI-Driven Energy Optimization Offering

Proposed transaction combines PRF’s DeepSolar/GridFeed™ renewable energy forecasting and storage optimization platform with Dotz’s AI-driven energy management technologies, creating an expanded offering across energy consumption, generation and trading

Dotz to launch GridFeed in the market under an exclusive license and acquire the platform for

US$1.0 million, with PRF taking an equity position in Dotz

Tel Aviv – November 3, 2026 — PRF Technologies Ltd. (Nasdaq: PRFX) (“PRF” or the “Company”) today announced that it has signed a non-binding term sheet with Dotz Nano Limited (ASX: DTZ) (“Dotz”) for a strategic collaboration aimed at expanding Dotz’s presence in the rapidly evolving AI-driven energy optimization market. PRF believes the collaboration marks the next stage of growth for GridFeed™, which has matured to the point where it is ready to be taken to market by a dedicated commercialization partner.

The proposed transaction would combine PRF’s GridFeed™ AI platform, which provides advanced renewable energy generation forecasting, battery storage optimization and electricity market trading intelligence, with Dotz Energy’s existing AI-driven energy optimization technologies for commercial and industrial energy consumers.

Dotz would commercialize and ultimately acquire PRF’s DeepSolar/GridFeed™ AI energy platform for US$1.0 million, and the parties are working toward definitive agreements. Dotz would launch GridFeed in the market under an exclusive license from PRF, and PRF would take an equity position in Dotz through a US$250,000 participation in Dotz’s recently announced A$2.0 million placement. Dotz is a climate-technology company listed on the Australian Securities Exchange with operations in Israel, which is commercializing technologies designed to reduce energy consumption. Its Dotz Energy business focuses on AI-driven energy optimization, managed energy infrastructure and related software applications.

Strategic Rationale

Since acquiring the DeepSolar business in March 2025, PRF’s team has developed it into GridFeed™, an AI-driven platform for renewable energy forecasting, battery storage optimization and electricity market trading. During 2026, the GridFeed engine was validated using real-world European utility-scale production, weather and market data, the platform was extended into battery energy storage, and DeepSolar was accepted into the NVIDIA Connect program. In September, PRF announced plans to establish GridFeed as a standalone subsidiary to pursue strategic transactions, and the agreement with Dotz is the result of that process.

The strategic opportunity extends beyond the commercialization of an additional software platform. The proposed collaboration brings together two complementary areas of energy technology that address different but interconnected parts of the energy value chain.

Dotz Energy’s ChillerAI platform focuses on optimizing energy consumption, helping large commercial and industrial facilities reduce electricity costs through AI-driven management of their cooling infrastructure. GridFeed addresses the supply side of the equation, providing intelligence to forecast renewable energy generation, optimize battery storage utilization and support decisions regarding electricity market participation.

The combination has the potential to expand Dotz Energy’s capabilities beyond individual building-level energy optimization into a broader energy intelligence offering, connecting consumption management with renewable energy generation, storage and electricity market optimization.

Importantly, these technologies address an increasingly interconnected energy environment in which the ability to optimize not only how energy is consumed, but also when and how it is generated, stored and traded, can create additional opportunities for efficiency and economic value.

The collaboration could also create opportunities to leverage Dotz’s existing commercial relationships and market presence to accelerate the introduction of GridFeed to potential customers, while providing Dotz with access to additional technology capabilities and specialized expertise in renewable energy and electricity markets.

PRF believes that collaborating with Dotz will allow GridFeed to benefit from Dotz’s experience in energy technology and its commercialization capabilities. Dotz is advancing ChillerAI commercially, including a memorandum of understanding with Thanos Hotels covering three luxury hotels in Cyprus and a signed pilot arrangement with MyMall in Limassol. From closing, Dotz would employ the GridFeed team and fund the platform’s operations, and through its equity position, PRF would participate in any value Dotz creates as it commercializes the combined technology.

Efraim Cohen-Arazi, Interim Chief Executive Officer of PRF Technologies, commented, “Our team has developed GridFeed into a validated AI energy platform, and this agreement marks the next stage of its growth. Dotz brings the energy focus and commercialization capabilities to take GridFeed to market, along with a complementary business that optimizes energy use in commercial buildings. The agreement would provide PRF with US$1.0 million and an equity position in Dotz, giving our shareholders continued participation in GridFeed’s success, while allowing us to direct our own resources to LayerBio and the Phase 2 trial of OcuRing™-K, and to expanding our portfolio of healthcare innovations.”

Nati Harpaz, Chief Executive Officer of Dotz, added, “We are moving decisively further into the energy space, bringing together AI-driven optimization of how buildings consume energy with the intelligence needed to better understand and manage the generation and distribution of renewable power. The proposed GridFeed acquisition would accelerate this strategy by adding an established software platform and specialist expertise to our growing Dotz Energy offering.”

Transaction Terms

Under the term sheet, Dotz would operate and commercialize GridFeed under an exclusive license from PRF from closing, and ownership of the platform and its intellectual property would transfer to Dotz once US$650,000 of the purchase price has been paid. Completion of the transaction is subject to due diligence, approval by the boards of directors of both companies, and the execution of definitive agreements.

Focus on Healthcare Programs

With preliminary, unaudited cash, including short-term deposits, of approximately US$11.0 million as of September 30, 2026, PRF is focused on its healthcare programs. LayerBio, PRF’s majority-owned subsidiary, expects to begin enrolling patients in its U.S. multi-center Phase 2 clinical trial of OcuRing™-K before year-end. OcuRing™-K is a patent-protected, bio-erodible intraocular ring designed to deliver ketorolac through a single application during cataract surgery, with the potential to eliminate the need for complex post-operative eye-drop regimens. PRF also continues to advance PRF-110, its extended-release, opioid-sparing post-surgical pain candidate.

About PRF Technologies

PRF Technologies (Nasdaq: PRFX) is a company focused on the reformulation of established therapeutics, and a developer of AI-driven energy optimization technologies through its DeepSolar platform. The Company’s pharmaceutical programs leverage a proprietary extended-release drug-delivery system intended to provide prolonged post-surgical pain relief while minimizing the need for repeated dosing and reducing reliance on opioids. Through DeepSolar and GridFeed, PRF also develops advanced software solutions that enable both consumers and enterprises to monitor, forecast, trade and optimize energy – particularly in solar-integrated environments. This dual business model reflects PRF’s strategic commitment to applying precision technology across high-impact sectors including healthcare and sustainable energy. For more information, please visit www.prf-tech.com.

Notice Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Exchange Act about PRF’s expectations, beliefs and intentions including with respect to statements related to the proposed license and sale of the DeepSolar/GridFeed platform to Dotz and the related investment by PRF in Dotz, including the expected terms, timing and completion of the proposed transaction; the negotiation and execution of definitive agreements; the satisfaction of the conditions to closing; the receipt of the purchase price and the anticipated benefits of the proposed transaction to PRF, including any reduction in operating costs and the value of any equity position in Dotz; the strategic fit between GridFeed and Dotz’s business and Dotz’s ability to commercialize GridFeed; the Company’s expectations regarding the timing, commencement, enrollment, conduct and results of the planned Phase 2 clinical trial of OcuRing™-K, including the anticipated commencement of patient enrollment before year-end 2026; the potential safety, efficacy, benefits and commercial potential of OcuRing™-K and PRF-110; the Company’s cash resources; and the Company’s ability to execute on its strategic priorities and create long-term shareholder value. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this press release are made as of the date of this press release, and we undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of our control. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the non-binding nature of the term sheet and the possibility that definitive agreements will not be executed or that the proposed transaction will not be completed on the expected terms, on the expected timeline, or at all; the ability of Dotz to pay the purchase price installments when due and to obtain the financing it requires; the value, liquidity and volatility of any Dotz securities PRF may acquire, and fluctuations in the exchange rate between the U.S. dollar and the Australian dollar; the receipt of required board, regulatory, stock exchange and third-party approvals and consents; the preliminary and unaudited nature of the cash information included in this press release and the possibility that final reported amounts may differ; our ability to continue as a going concern, our history of significant losses, our need to raise additional capital and our ability to obtain additional capital on acceptable terms, or at all; our dependence on the success of our product candidates, PRF-110 and OcuRing™-K, LayerBio Inc.’s lead product candidate; the outcomes of preclinical studies, clinical trials and other research regarding PRF-110, OcuRing™-K and future product candidates; our limited experience managing clinical trials; our ability to retain key personnel and recruit additional employees; our reliance on third parties for the conduct of clinical trials, product manufacturing and development; the impact of competition and new technologies; our ability to comply with regulatory requirements relating to the development and marketing of our product candidates; our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights and our ability to operate our business without infringing the intellectual property rights of others; the overall global economic environment; our ability to develop an active trading market for our ordinary shares and whether the market price of our ordinary shares is volatile; our ability to maintain our listing on the Nasdaq Capital Market; and statements as to the impact of the political and security situation in Israel on our business. More detailed information about the risks and uncertainties affecting us is contained under the heading “Risk Factors” included in the Company’s most recent Annual Report on Form 20-F and in other filings that we have made and may make with the Securities and Exchange Commission in the future.

Contact:

Crescendo Communications, LLC

Tel: 212-671-1020

Email: prfx@crescendo-ir.com

Dr. Ehud Geller, Chairman

PRF Technologies Ltd.

Tel: +972-54-4236711

Email: egeller@medicavp.com